

## SETTING THE RECORD STRAIGHT

**Fellow EQT Shareholders:**

**Over the past few weeks, EQT has made a number of misleading claims to convince you to vote for their director nominees.**

## DO NOT BE MISLED.

As large shareholders, we want what is best for EQT and for generating long term shareholder value. We firmly believe EQT has terrific assets that are not being operated well and are therefore not generating maximum returns for shareholders. Having operated most of these assets ourselves, we know exactly how to deliver full value for shareholders, and we believe our proposed slate of directors would enable us to do just that. We believe the choice for shareholders is clear.

Unfortunately for our fellow shareholders, it's not just EQT's share price that has sunk to new lows: EQT's CEO and directors have resorted to making false, misleading and inaccurate claims about the health of EQT's business, among other things. We believe the use of these deceptive, low-road tactics is another reason why current EQT leadership cannot and should not be trusted.

You deserve to have the facts so that you are able to make an informed decision about the future of your company. Do not be distracted by EQT's FICTION – the FACTS speak for themselves.

## WE URGE YOU TO VOTE THE WHITE UNIVERSAL PROXY CARD AND VOTE FOR ALL OF THE RICE TEAM'S NOMINEES











# EQT FICTION #1

**"EQT is now among the Appalachian Basin's low-cost leaders."**

# THE FACTS

» EQT is actually the **highest cost operator** in the Appalachian Basin – just ask EQT's own investment banker, Goldman Sachs:

2020 upstream unhedged EV/EBITDA
8.5x
7.5x
6.5x
5.5x
4.5x
3.5x
2.5x
Low supply cost & high multiple
High supply cost & high multiple
Low supply cost & low multiple
High supply cost & low multiple
Median: $2.65
Average: 4.7x
According to Goldman Sachs' research, EQT needs gas prices above $3.00/mcf to be profitable – current gas prices are <$2.50/mcf
COG
RRC
AR
SWN
EQT
$1.50
$1.70
$1.90
$2.10
$2.30
$2.50
$2.70
$2.90
$3.10
Henry Hub supply cost of PDP adds ($/Mcfe)

Source: Goldman Sachs Research, May 17, 2019 **(published less than one week before EQT made its "low-cost leader" claim).**
Permission to use material neither sought nor obtained.

» EQT continues to mislead investors by excluding >$300 million of annual capitalized costs from its calculation, which Goldman Sachs' comparison includes.

» **In contrast, the Rice Team has a plan to transform EQT into the lowest cost operator in the Basin and deliver an incremental $500mm of free cash flow per year above EQT's January guidance.**

## Independent Analyst Wolfe Research Also Highlights That EQT's Costs Are Significantly Higher Than EQT Says

### What EQT Presents

DRILLING AND COMPLETION COSTS
($/ FOOT)

PEER MEAN $868

$661
$860
$874
$874
$875
$930
$1,000
$765
$782
Peer 4
EQT1
EQT2
Peer 3
Peer 5
Peer 2
Peer 1
■ Capitalized Recycled Water

[1] Represents 2019E PA Marcellus spud program.
[2] Represents 2019E PA total development program.

### The Facts*

2019 WELL COST ($/FT.) IN SW MARCELLUS

$661
$735
$874
$875
$954
$960
$970
$1,079
RRC
RICE
EQT
SWN
EQT (Inc. pad/ facilities)
SWN (Inc. capitalized expense)
AR
EQT (Inc. pad / facilities & capitalized costs)

*Wolfe Research, June 6, 2019 - emphasis (arrows and boxes) added.
Permission to use material neither sought nor obtained.

## EQT FICTION #2



**EQT has already delivered more than $300 million in adjusted free cash flow over the past two quarters..."**

**"The Company's operational efficiency makes it a free cash flow machine.**



## THE FACTS

» EQT's claim of generating > $300 million in free cash flow over the last 2 quarters attempts to mislead investors into thinking EQT is operating a healthy, sustainable upstream business.

» In fact, $120 million or 40% of the free cash flow is from temporary midstream dividends from its stake in ETRN, which EQT has announced it will sell. The remaining free cash flow came from EQT being forced to drastically reduce its growth capex because management badly botched its 2018 capex spend, failing to generate, or even operate within free cash flows.

» EQT is only temporarily generating this incremental free cash flow by hitting the brakes on activity, not by improving its operations, yet they are trying to present this to investors as "operational efficiency", and per EQT's own guidance, they are expected to outspend more in Q2 and Q3 2019:



Chart compiled with data from EQT earnings releases and EQT guidance on 1Q19 earnings call.

» However, EQT has not addressed the issues needed for sustainable long-term free cash flow and it should not be given credit for engineering near-term free cash flow. **This is free cash flow as a result of a capital allocation decision – one we happen to agree with – but certainly not proof that the team is executing well.**

# EQT FICTION #3



*...Rice Energy never produced positive annual **free cash flow** while operating as a public company.*



## THE FACTS

» EQT's own estimates at the time of the merger indicated that Rice Energy was on a path to generate approximately $2.3 billion more upstream free cash flow on a standalone basis than EQT through 2021 because of its operating efficiency[1]



**EQT's Forecast of Free Cash Flow at Time of Merger**

» From 2012 through the merger in 2017, Rice Energy was making high-return investments, as our investors valued production growth and an aggressive accumulation of acreage to maximize net asset value, not near-term free cash flow. During this time, EQT was also increasing production, acquiring acreage and not generating free cash flow.

» **From 2014 through the merger in 2017, Rice Energy's operating efficiency was rewarded in its stock price, which performed ~95% better than its peers and ~70% better than EQT.**



**Rice Energy Total Shareholder Return***

[1] EQT and Rice Forecasts of Unlevered Free Cash Flow (Upstream Business Only), EQT/Rice Joint Proxy Statement/Prospectus Filed with the SEC on October 12, 2017.
* Peers include AR, CNX, RRC, COG, GP OR, EQT. Total return for Rice calculated from IPO (1/24/14) until sale to EQT (11/10/2017).

## EQT FICTION #4



**No Appalachian peer has outperformed EQT since the refreshed Board and management team assumed control following the spin-off of Equitrans Midstream Corporation from EQT.**



## THE FACTS

» Since the merger and prior to the Rice Team engagement, EQT underperformed peers by over 25%.

» EQT conveniently selects the spin-off date as its starting point, masking the greater than 30% decline in the stock price from the announcement of the new CEO through the completion of the spin-off.

» The outperformance EQT is citing really began immediately after the Rice Team announced its plan – EQT's share price increased by 10% in the two days after we made public a letter sent to EQT's Board.

» **Shareholders should ask themselves where the stock price would be absent the Rice Team's involvement.**

### Recent EQT Outperformance Driven by Rice Campaign*



Peer Index includes AR, CNX, COG, RRC and SWN.
*FactSet

## EQT FICTION #5



*...Toby Rice is singularly focused on installing himself as CEO and irresponsibly packing the Board and management team with his friends and family...*



## THE FACTS

» As one of EQT's largest shareholders, **we are singularly focused on generating value for all shareholders.**

» **We got involved because many of EQT's largest shareholders asked us to.**

» If all of the Rice Team's nominees are elected, **the Board will continue to consist of 10 of 12 independent directors.**

» We have 10-15 previous Rice Energy department leaders who contributed to the operational success of Rice Energy who stand ready, willing and able to be added to EQT's team to implement best practices — **but leadership changes will be driven by what is best for shareholders from both a performance and continuity perspective, and our pool of talent will not be limited to only former Rice Energy or current EQT leaders.**

## EQT FICTION #6



**Under the new Board and management team, we are confident EQT will continue to outperform its Appalachian peers.**



# THE FACTS

» EQT's "new" executive team has an average tenure of approximately 9 years.

» 6 of 7 "new" executives were internally promoted and were directly involved in recent value destroying decisions.

» In the last 3 years, 25 people have occupied 9 of EQT's most senior positions – all but 3 have been filled by internal hires.

» The claimed "outperformance" of the "new" management team ignores the 35% stock price decline under their leadership.

## EQT's "New" Team is *NOT* "New"

| Position | Years at EQT | External Hire? | Relevant Upstream Experience outside EQT? |
|---|---|---|---|
| CEO | 3 | ✘ | ✘ |
| CFO | 12 | ✘ | ✘ |
| COO[1] | 0 | ✔ | ✔ |
| EVP, Marketing/IT/BD/Safety | 6 | ✘ | ✘ |
| SVP, HR | 24 | ✘ | ✘ |
| General Counsel | 13 | ✘ | ✘ |
| SVP, IR | 3 | ✘ | ✘ |

[1] COO started on April 22, 2019.

**"New" Team Average Tenure: 9 Years**

# RICE
# TEAM

**REALIZING EQT'S POTENTIAL** | **EQTPATHFORWARD.COM**

## WE URGE YOU TO VOTE THE
## WHITE UNIVERSAL PROXY CARD AND
## VOTE FOR ALL OF THE RICE TEAM'S NOMINEES

**For questions about how to vote your shares, please contact:**



**(800) 207-3159**